Exhibit 99.1

Obsidian Energy Announces Strong 2025 Reserves Results

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Reserve replacement of 118 percent, 185 percent and 235 percent of 2025 production (adjusted for dispositions) on a proved developed producing (“PDP”), proved (“1P”), and proved plus probable(“2P”) reserves basis
•
Added locations in the Willesden Green (Belly River) in both Crimson and Open Creek based on 2025 success
•
Initial waterflood reserve bookings from recent pilots at Peace River in the Clearwater

CALGARY, February 5, 2026 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce the results of our independent reserves evaluation for the year ended December 31, 2025 (the “2025 Reserve Report”) prepared by GLJ Ltd. (“GLJ”).

“Our reserves report reflects what was a transformational year at the Company given the disposition of our Pembina asset in April 2025,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “However, organic activity once again more than replaced production across all reserve categories despite moderating our capital program in the second half of the year in response to lower commodity prices. The Pembina disposition had a material impact on our results as it represented approximately 35 percent of the Company’s reserve volumes but importantly reduced corporate decommissioning liabilities by over half and significantly improved our balance sheet strength and liquidity position. Lastly, we are pleased with both the waterflood additions that were added in Peace River, and recognition of our emerging Belly River play in Willesden Green.”

HIGHLIGHTS

Our 2025 capital program consisted of further development and delineation in both Peace River and Willesden Green. In the first half of the year, we focused on primary development as well as exploration in Peace River, specifically in Harmon Valley South (“HVS”) and Dawson. Our program in the second half of the year was balanced between heavy and light oil assets with continued development in Peace River, particularly in the Clearwater, in addition to advancing waterflood initiatives with one pilot in Dawson (Clearwater) and another in HVS (Bluesky). In Willesden Green, we were active in Open Creek, including drilling initial wells in the emerging Belly River formation with strong results.

Key highlights within the 2025 Reserve Report are as follows:

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Solid reserve replacement with 118 percent on a PDP reserves basis, 185 percent on a 1P reserves basis and 235 percent on a 2P reserves basis, based on 2025 production (adjusted for dispositions) and driven by the impact of drilling infill wells and field extensions in both Peace River and Willesden Green.
•
Peace River reserves continued to increase and benefitted from waterflood projects, which increased reserves on a 2P basis by 3.5 million boe, particularly in Dawson. The Company is anticipating future additions as our waterflood initiatives expand.
•
Our successful Belly River program in Willesden Green added 12 locations in 2025 and 5.6 million boe where previously minimal locations were booked. As the program scope expands in the area, the Company expects to continue to add future locations to our reserves book.

•
Reserves before-tax net present value discounted at 10 percent ("NPV10") were impacted by the Pembina disposition and a lower oil price forecast. The reduction in value on a per share basis was mitigated by strong reserve additions and our share buyback program.
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PDP (1): $961 million
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Including dispositions, a 41 percent decrease (35 percent decrease on a per share basis).
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Excluding dispositions, a 10 percent decrease (1 percent decrease on a per share basis).
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Excluding dispositions and economic factors, an 8 percent increase (18 percent increase on a per share basis)
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1P (1): $1,446 million
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Including dispositions, a 36 percent decrease (30 percent decrease on a per share basis).
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Excluding dispositions, a 6 percent decrease (3 percent increase on a per share basis).
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Excluding dispositions and economic factors, a 14 percent increase (25 percent increase on a per share basis)
o
2P (1): $2,103 million
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Including dispositions, a 32 percent decrease (26 percent decrease on a per share basis).
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Excluding dispositions, a 3 percent decrease (6 percent increase on a per share basis).
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Excluding disposition and economic factors, a 16 percent increase (27 percent increase on a per share basis)
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Future Development Capital (“FDC”) is moderated in both the 1P and 2P reserve categories to reflect the current commodity price environment, the Pembina disposition and anticipated capital spending levels. FDC generates a five-year program of approximately $243 million per year on a 2P reserve basis.
•
Our total undeveloped 2P reserve locations (excluding the impact of the Pembina disposition) increased by 39 net locations to 357 total net locations booked, with 22 net new locations in Willesden Green and 20 net new location in Peace River offset by a reduction of 3 net locations in Viking. Below is a breakdown of locations by area.
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130 net locations in Willesden Green/PCU #11;
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(Cardium 113 locations, Belly River 14 locations, Manville 3 locations)
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103 net locations in the Peace River (Clearwater);
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77 net locations in the Peace River (Bluesky); and
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47 net locations in the Viking.
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Reserve life index ("RLI") continues to be stable with approximately 6.0, 10.1 and 13.3 years on a PDP, 1P, and 2P reserves basis.
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Finding & Development (“F&D”) costs including changes in FDC were $25.70/boe for PDP, $19.44/boe for 1P and $20.68/boe for 2P. Finding, Development and Acquisition (“FD&A”) costs including changes in FDC were ($0.87)/boe for PDP, $11.71/boe for 1P and $9.09 /boe for 2P. FD&A costs are lower than F&D costs (and negative for PDP) primarily due to the removal of FDC associated with the Pembina disposition.
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Lower oil prices impacted our expected 2025 operating netback of $27.48/boe. As a result, our 2025 recycle ratios for F&D (including changes in FDC) were 1.1x for PDP, 1.4x for 1P and 1.3x for 2P.
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Corporate decline rate on a PDP basis was relatively unchanged year-over-year at 23 percent in 2025 compared to 22 percent in 2024.
(1)
Includes active ARO only. Pembina disposition reduced Obsidian Energy’s ARO by $390 million, including $189 million of inactive ARO on an undiscounted, uninflated basis.

Summary of 2025 Reserves

GLJ conducted an independent reserves evaluation of 100 percent of our reserves effective December 31, 2025, using a three-consultant average (“IC3”) price deck of forecast commodity prices and assumptions at December 31, 2025. This evaluation was prepared in accordance with definitions, standards, and procedures set out in the Canadian Oil and gas Evaluation Handbook and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Reserves included below are company share gross reserves which are the Company's total working interest reserves before the deduction of any royalties and excluding any royalty interests payable to the Company. The numbers in the tables below may not add due to rounding.

Summary of Reserves – by Product

As at December 31, 2025	Light & Medium Oil	Heavy Oil	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reserve Category (1)	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved
Developed producing	12.0	16.8	5.4	120.2	54.2
Developed non-producing	0.4	0.6	0.1	3.4	1.7
Undeveloped	13.6	11.1	7.3	100.8	48.8
Total Proved	26.1	28.5	12.8	224.4	104.8
Total Probable	9.1	25.9	4.8	82.9	53.7
Total Proved plus Probable	35.2	54.4	17.6	307.3	158.4
(1)
Reserves are shown on a gross working interest basis.

Reserves Reconciliation – Total Proved

	Light & Medium Oil	Heavy Oil	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reconciliation Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Total Proved
December 31, 2024	58.6	27.5	15.5	296.7	151.1
Discoveries	-	-	-	-	-
Extensions	0.6	6.1	0.5	7.4	8.4
Infill Drilling	1.4	0.1	0.4	5.9	2.9
Improved Recovery	0.1	-	-	0.1	0.1
Technical Revisions	(0.7)	-	1.5	31.5	6.0
Acquisitions	1.2	-	0.2	6.1	2.4
Dispositions	(32.3)	-	(4.4)	(101.7)	(53.7)
Economic Factors	(0.2)	(0.7)	(0.1)	(2.3)	(1.3)
Production	(2.7)	(4.4)	(0.8)	(19.3)	(11.2)
December 31, 2025	26.1	28.5	12.8	224.4	104.8

Reserves Reconciliation – Total Proved Plus Probable

	Light & Medium Oil	Heavy Oil	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reconciliation Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Total Proved Plus Probable
December 31, 2024	81.2	47.1	22.2	424.4	221.2
Discoveries	-	-	-	-	-
Extensions	0.8	9.6	0.6	10.5	12.8
Infill Drilling	2.5	0.6	0.8	11.4	5.8
Improved Recovery	0.1	3.5	-	0.3	3.6
Technical Revisions	(3.5)	(1.3)	0.9	19.8	(0.7)
Acquisitions	1.7	-	0.4	9.2	3.6
Dispositions	(44.7)	-	(6.3)	(145.5)	(75.3)
Economic Factors	(0.2)	(0.6)	(0.1)	(3.4)	(1.5)
Production	(2.7)	(4.4)	(0.8)	(19.3)	(11.2)
December 31, 2025	35.2	54.4	17.6	307.3	158.4

Summary of Before Tax Net Present Values

As at December 31, 2025
Net Present Value	Discount Rate
($ millions)	Undiscounted	5%	10%	15%	20%
Proved
Developed producing	1,139.3	1,133.3	961.2	827.9	730.1
Developed non-producing	49.2	33.3	25.0	19.9	16.4
Undeveloped	1,052.9	680.7	459.8	320.0	226.6
Total Proved	2,241.3	1,847.3	1,446.0	1,167.7	973.2
Total Probable	1,580.1	962.9	657.0	479.1	364.9
Total Proved plus Probable	3,821.4	2,810.2	2.102.9	1,646.8	1,338.1

(1)
The December 31, 2025, reserve net present values include only active Obsidian Energy decommissioning liabilities, which totals $18 million NPV10 (2024 - $31 million).

Future Development Capital

As at December 31, 2025
($ millions)	Total Proved	Total Proved Plus Probable
2026	125.3	206.6
2027	161.5	213.7
2028	199.0	255.5
2029	205.1	279.3
2030	202.6	258.1
2031 and subsequent	-	-
Total, Undiscounted	893.4	1,213.2
Total, Discounted @ 10%	696.0	951.9

F&D and FD&A Costs

As at December 31, 2025 ($ millions, except as noted) (1)	Proved Developed Producing	Total Proved	Total Proved Plus Probable
Capital expenditures	298.9	298.9	298.9
Total change in FDC	1.0	15.4	115.8
F&D capital, including total change in FDC	299.9	314.3	414.7
Reserve additions, including revisions (mmboe)	11.7	16.2	20.1
F&D per boe	25.70	19.44	20.68

($ millions, except as noted) (1)	Proved Developed Producing	Total Proved	Total Proved Plus Probable
F&D capital, including total change in FDC	299.9	(128.9)	(187.3)
Acquisitions, net of dispositions	(282.5)	(282.5)	(282.5)
Acquisitions, FDC	14.9	14.9	14.9
Dispositions, FDC	(297.4)	(297.4)	(297.4)
FD&A capital, including total change in FDC	17.4	(411.4)	(469.7)
Reserve additions, including revisions and acquisitions (mmboe)	(20.0)	(35.1)	(51.7)
FD&A per boe	(0.87)	11.71	9.09

(1)
Capital expenditures are unaudited.

F&D Costs by Year

($/boe)	2025	2024	2023	3-Year Average
F&D costs, including total change in FDC[1]
Proved developed producing	25.70	19.55	19.35	21.12
Total proved	19.44	19.27	22.42	20.27
Total proved plus probable	20.68	16.31	18.37	18.14

FD&A costs, including total change in FDC[2]
Proved developed producing	(0.87)	21.15	19.32	21.34
Total proved	11.71	20.44	22.35	15.52
Total proved plus probable	9.09	17.08	18.28	12.25

(1)
The calculation of F&D includes the change in FDC and excludes the effects of acquisitions and depositions.
(2)
The calculation of FD&A includes the change in FDC and includes the effects of acquisitions and dispositions.

Summary of Pricing and Inflation Rate Assumptions

As at December 31, 2025
Year	WTI Cushing Oklahoma ($US/bbl)	Canadian Light Oil Sweet Price 40ºAPI ($Cdn/bbl)	Western Canada Select 20.9ºAPI ($Cdn/bbl)	NATURAL GAS AECO ($Cdn/MMbtu)	Exchange Rate ($US/$CAD)
Forecast
2026	59.92	77.54	65.12	3.00	0.728
2027	65.10	83.60	70.43	3.30	0.737
2028	70.28	90.18	76.90	3.49	0.740
2029	71.93	92.32	78.71	3.58	0.740
2030	73.37	94.17	80.29	3.65	0.740
2031	74.84	96.06	81.90	3.72	0.740
2032	76.34	97.98	83.53	3.80	0.740
2033	77.87	99.93	85.20	3.88	0.740
2034	79.42	101.93	86.91	3.95	0.740
2035	81.01	103.97	88.65	4.03	0.740
2036	82.63	106.05	90.42	4.11	0.740
Thereafter	+2%	+2%	+2%	+2%	-

The financial and operating information in this news release is based on estimates and is unaudited. Some of the terms below do not have standardized meanings. Further detail can be found in the "Oil and Gas Advisory" section contained in this release. Additional reserve information as required under NI 51-101 will be included in our Annual Information Form as at December 31, 2025 which will be filed on SEDAR+, EDGAR, and posted to our website once we file our year-end 2025 financial documents, which is anticipated to be on February 19, 2026.

About Obsidian Energy

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy's website.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

In addition, this news release contains a number of oil and gas metrics, including "F&D costs", “FD&A costs”, “Operating netback”, “Recycle Ratio” and "RLI" which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics are commonly used in the oil and gas industry and have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

F&D costs are the sum of capital expenditures incurred in the period, plus the change in estimated future development capital for the reserves category, all divided by the change in reserves during the period for the reserve category. F&D costs exclude the impact of acquisitions and divestitures.

FD&A costs are the sum of capital expenditures incurred in the period for the reserves category and including the impact of acquisition and disposition activity, all divided by the change in reserves during the period for the reserve category.

Operating netback is the per unit of production amount of revenue less royalties, net operating expenses and transportation expenses.

Production (adjusted for dispositions) is production for the year less production associated with properties sold up to the closing date of the disposition.

Recycle Ratio is calculated by dividing the operating netback by the F&D costs for the year. The recycle ratio compares netback from existing reserves to the cost of finding new reserves and may not accurately indicate the investment success unless the replacement reserves are of equivalent quality as the produced reserves.

RLI is calculated as total Company gross reserves divided by GLJ’s forecasted 2025 production for the associated reserve category.

Under NI 51-101, 1P reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For 2P reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	bcf	million cubic feet
mmbbl	million barrels of oil	mmbtu	million British thermal units
boe/d	barrels of oil equivalent per day
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
WTI	West Texas Intermediate
MSW	Mixed Sweet Blend

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations in connection with the waterflood program; our expectations for our booked reserves; our expectations for FDC generating on a five-year program on a 2P reserve basis; our expected operating netback and F&D costs; our expected corporate decline rates and RLI; and the date that additional reserve information, as required under NI 51-101, will be included in our Annual Information Form which will be filed on SEDAR+, EDGAR and our website.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of announced tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; Obsidian Energy’s view with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC+, Russia and other nations to agree on and adhere to production quotas from time to time; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of new pandemics or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels; future exchange rates, tariffs and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as extreme cold, wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserves volumes; and our ability to add production and reserves through our development and exploration/appraisal activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the U.S. and/or Canada accelerates the effective date of announced tariffs, increases the rate or scope of announced tariffs, or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed by the U.S. on other countries and responses thereto could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company; Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East and Venezuela; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com